August 27, 2019

Wetteny Joseph
Senior Vice President and Chief Financial Officer
Catalent, Inc.
14 Schoolhouse Road
Somerset, NJ 08873

       Re: Catalent, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed August 28, 2018
           File No. 001-36587

Dear Mr. Joseph:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance